                    COMPENSATION OF DIRECTORS

     Directors of the Company who are employees of the Company or its affiliates receive no directors' fees. Non-employee Directors are paid an annual retainer of $20,000, plus $1,000 per day for attendance at each Board of Directors meeting and for attendance at meetings of committees of the Board of Directors occurring on days other than days of Board meetings. The Chairmen of the Audit Committee, the Compensation Committee and the Investment Committee receive an annual fee of $3,000 for serving in such capacity. The Chairman of the Board receives, effective as of January 1, 1996, an additional annual retainer of $20,000 for services rendered in such capacity. Non-employee Directors receive $500 for each meeting of the Board of Directors, and each meeting of its committees occurring on days other than days of Board meetings, in which they participate by telephone. In addition, all Directors are reimbursed for their reasonable travel expenses incurred in attending these meetings.

      Under the terms of the 1995 Non-Employee Director Stock Option Plan (the "Directors' Plan"), each Director of the Company who is not an employee of the Company or its affiliates is entitled to the grant, on the later of (i) May 12, 1995 or (ii) the date on which such Director is first elected to the Board, of an initial option to purchase 10,000 shares of Common Stock. Options under the Directors' Plan are granted at the fair market value of such shares on the date of grant and become exercisable in four equal annual installments commencing on the day immediately preceding the second anniversary of the date of grant. Options remain outstanding for ten years from the date of grant, unless terminated earlier in the event of death, disability, retirement or other circumstances detailed in the Directors' Plan. On the fifth anniversary of the date of the initial grant, and continuing on each subsequent anniversary of such date during a Director's tenure on the Board, such Director will be granted an option to purchase an additional 2,000 shares of Common Stock or such lesser proportionate amount as then remains available for grant. An aggregate of 100,000 shares of Common Stock have been authorized for issuance upon the exercise of options under the terms of the Directors' Plan.


              REPORT OF THE COMPENSATION COMMITTEE

      The Compensation Committee, which is composed of four independent outside Directors, is responsible for the establishment and review of the overall compensation policy of the Company, the general oversight of the employee benefits plans maintained by the Company and the specific terms and conditions of employment of senior executives of the Company.

      It is the overall policy of the Compensation Committee to align the interests of management with those of the Shareholders by making a significant portion of executive compensation depend upon the Company's performance. The Company's compensation programs emphasize the following basic principles:

          Compensation should be linked to the creation of value for Shareholders, and executives should be encouraged to acquire ownership in the Company;

          Compensation programs should be designed to attract, motivate and retain executives with the requisite skills to effectively pursue the Company's strategic objectives; and

          Compensation programs should reward individual performance through an appropriate balance of base salary, annual bonus awards and long-term equity incentives.

Compensation Program

      The Company's executive compensation program consists of three major components: base salary, annual bonus awards and long-term equity incentives. Each of these components supports the Company's overall compensation policy, which relates pay to performance.

     Base Salary

      Amounts paid in base salary, including periodic increases, are determined primarily by the scope of the executive's responsibilities, his performance and the salaries offered within the industry for comparable positions. In connection with its overall evaluation of the foregoing factors, the Compensation Committee draws upon its members' general knowledge of compensation practices within the insurance and financial services industries and periodically reviews compensation data regarding other insurance companies, including a peer group of comparably sized property and casualty insurance companies established by the Compensation Committee specifically for this purpose.

     Annual Bonus Awards

      Annual bonus awards earned by executives are based upon their achievement of performance objectives established by the Compensation Committee at the beginning of each fiscal year that link potential bonus awards to the enhancement of Company earnings and overall profitability. The Compensation Committee believes that the use of predetermined performance objectives provides an excellent link between the value created for Shareholders and the incentives paid to executives.

     Long-Term Equity Incentives

      Certain executives of the Company may earn equity-based incentive awards, the ultimate value of which is related to the long-term performance of the Company's Common Stock. Long-term equity incentives may take the form of stock options or restricted stock.

     Stock options have been the principal vehicle of the Company for the payment of long-term incentive compensation. Stock options granted to executives under the Company's 1993 Stock Option Plan provide incentives to executives by giving them a strong economic interest in building value for Shareholders.
Stock options become exercisable in annual installments commencing two years after the date of grant, and the exercise price of each option is the fair market value of the Company's Common Stock on the date of grant. As a result, executives benefit from options only through a rise over time in the market value of the underlying shares.

      Restricted stock also motivates executives by providing incentives tied to Shareholder value. Restricted stock granted to executives under the Company's Restricted Stock Plan is subject to restrictions on its transfer that lapse in annual installments commencing two years following the date of grant.
Accordingly, the ultimate value of restricted stock awards is linked to the performance of the Company's Common Stock over an extended period.

      Long-term equity incentives are granted by the Compensation Committee based upon an executive's position and his or her ability to contribute to the future performance of the Company. The Compensation Committee is responsible for determining the form and terms of all such awards.

Compensation of the Chief Executive Officer

     The overall compensation of the Chief Executive Officer (the "CEO") reflects the Compensation Committee's evaluation of (i) the Company's performance as measured by operating, financial and strategic objectives, viewed from both a short-term and a long-term perspective, (ii) the CEO's individual performance in pursuing the foregoing objectives and (iii) the compensation paid to chief executive officers of other companies of similar size and complexity in the insurance and financial services industries.

      Mr. Crane's base salary for 1997 was $330,000. The Compensation Committee determined this figure based upon a review of the compensation paid to CEOs of other insurance companies, including a peer group of comparably sized property and casualty insurance companies established by the Compensation Committee specifically for this purpose. The Compensation Committee considered the Company's overall performance as measured by operating, financial and strategic objectives established in connection with annual bonus awards for 1997 and determined that no such awards would be granted to any of the executive officers of the Company for 1997. The Committee also determined that no additional long-term incentive awards would be granted during 1997 to the executive officers of the Company.

Internal Revenue Code Section 162(m)

      Section  162 (m) of the Internal Revenue Code of  1986,  as
amended (the "Code"), generally disallows a tax deduction to public companies for compensation over $1 million paid to the CEO or to any of the other highly compensated executive officers named in the Company's annual proxy statement. Qualifying "performance-based compensation" and compensation paid pursuant to plans or agreements adopted or entered into prior to a company's initial public offering of securities or subsequently approved by its shareholders will not be subject to the foregoing deduction limitation, if certain requirements are met. The Compensation Committee believes that the compensation to be paid in 1998 to any of the Company's executive officers will not exceed the foregoing deduction limitation.

      The Company has established and maintains compensation programs that align the interests of management with those of the Shareholders and that comply with the principles set forth in this report. The Compensation Committee intends to take appropriate actions consistent with such principles to avoid the unnecessary loss of future deductions under Section 162(m) of the Code.

                     COMPENSATION COMMITTEE
                  Robert R. Douglass, Chairman
                         Hadley C. Ford
                      Richard W. Hanselman
                         Joe M. Rodgers

                     EXECUTIVE COMPENSATION
      The following information relates to the annual and long-term compensation paid by the Company and its subsidiaries in connection with the three fiscal years ending December 31, 1997, 1996 and 1995 to the Chief Executive Officer of the Company and the three other executive officers of the Company whose earnings exceeded $100,000 for the fiscal year ended December 31, 1997.

                                                       Long-Term
                               Annual Compensation     Compensation Awards
                                                       Securities
                                                       Underlying  All Other
Name and Principal Position Year  Salary   Bonus       Options     Compensation(3)
Stephen A. Crane            1997  $330,000 $      0         0      $18,768
President &
  Chief Executive Officer   1996   330,000        0    25,000       18,794
                            1995   300,000  300,000         0       18,880

John F. Iannucci (1)        1997   257,500        0         0       19,932
Executive Vice President    1996   245,000        0    20,000       19,890
                            1995   235,000  263,313(2)      0       19,440

Robert M. Coffee            1997   148,750        0         0       14,948
Senior Vice President &     1996   140,000        0     5,000       14,077
  General Counsel           1995   132,500   32,500         0       10,263

Robert P. Cuthbert          1997   193,833        0         0       14,831
Senior Vice President &     1996   188,000        0     5,000       14,940
  Chief Financial Officer   1995   180,000  108,000         0       11,686

_____________________

(1) Mr. Iannucci resigned on December 31, 1997 as an officer and Director of the Company and its subsidiaries.

(2) In accordance with the terms of the Annual Incentive Plan for Key Employees of Gryphon Holdings Inc. and its Subsidiaries, the portion of the bonus payable to Mr. Iannucci for 1995 that exceeded his base salary for 1995 was paid to him in shares of Common Stock. Accordingly, Mr. Iannucci received 1,500 shares of Common Stock based upon the fair market value of the shares on March 4, 1996, the date of the award. These shares, which are not subject to forfeiture, may not be sold or otherwise transferred by Mr. Iannucci pending the lapse of a restriction on their transfer. This restriction will lapse with respect to 25% of the shares on the second anniversary of the date of the award and with respect to an additional 25% of the shares on each of the next three anniversaries of such date. Pending the lapse of this restriction, Mr. Iannucci enjoys all other rights of a Shareholder of the Company with respect to such shares.

(3) These amounts for 1997, 1996 and 1995, respectively, represent (i) premiums paid by the Company for term life insurance policies as follows: Mr. Crane $1,440, $1,440 and $1,440; Mr. Coffee $991, $1,207 and $881; Mr. Cuthbert
     $839,  $870 and $766; Mr. Iannucci $1,440, $1,320 and  $864;
     (ii) contributions by the Company under the Gryphon Holdings 401(k) & Profit Sharing Plan as follows: Mr. Crane $13,992, $14,070 and $14,076; Mr. Coffee $13,957, $12,870 and
     $9,382; Mr. Cuthbert  $13,992, $14,070 and $10,920; and  Mr.
     Iannucci $13,992, $14,070 and $14,076; and (iii) the value attributed to the use of a Company automobile as follows:
     Mr. Crane $3,336, $3,364 and $3,364; and, Mr. Iannucci $4,500, $4,500 and $4,500.

      During the Company's last fiscal year ending December 31, 1997, no options, stock appreciation rights or other long term incentive awards were granted to, or exercised by, any of the persons named in the Summary Compensation Table set forth on page
8. The following table sets forth for each person named in the Summary Compensation Table the specified information with respect to all options outstanding on December 31, 1997.


                           FISCAL YEAR-END OPTION VALUES
                    Number of Securities       Value of Unexercised
                    Underlying Unexercised     In-the-Money
                    Options at Fiscal          Options at Fiscal
                    Year-End                   Year-End(1)
Name                Exercisable Unexercisable  Exercisable Unexercisable
Stephen A. Crane    56,250      43,750         $210,938    $70,313
John F. Iannucci    37,500      32,500          140,625     46,875
Robert M. Coffee     7,500       7,500           24,825     24,825
Robert P. Cuthbert  15,000      15,000           34,650     34,650

_____________________


(1) Based on $16.75 per share, which was the closing price of the Common Stock on NASDAQ on December 31, 1997.

                         PERFORMANCE GRAPH



  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Common Stock by Management

      The  following  table  sets  forth  as  of  April  2,  1998 information concerning the ownership of Common Stock by each Director, by each executive officer named in the Summary Compensation Table and by all executive officers and Directors of the Company as a group, together with their respective percentage ownership of the outstanding Common Stock.

              MANAGEMENT OWNERSHIP OF COMMON STOCK

                          Shares of      Shares upon exercise               Percent of
Name of Beneficial Owner  Common Stock   of Stock Options(1)   Total(2)     Class
Stephen A. Crane          82,664         56,250                138,914      2.1%
John F. Iannucci          46,338 (3)          0                 46,338 (3)   *
Robert M. Coffee           6,403          7,500                 13,903       *
Robert P. Cuthbert        20,909         22,500                 43,409       *
Robert M. Baylis          10,000          2,500                 12,500       *
Franklin L. Damon          3,500          5,000                  8,500       *
Robert R. Douglass         5,000          5,000                 10,000       *
David H. Elliott           2,000          5,000                  7,000       *
Hadley C. Ford            12,000          5,000                 17,000       *
Richard W. Hanselman       3,000          5,000                  8,000       *
Joe M. Rodgers             1,000 (4)      5,000                  6,000 (4)   *
George L. Yeager           1,000          5,000                  6,000       *
All Directors and
   Executive Officers as a
   Group (12 persons)    193,814        123,750                317,564      4.7%

*  less than 1%.

______________________

(1)  Represents  beneficial  ownership  of  shares  that  may  be
     acquired  by  the  exercise  of  stock  options  which   are
     currently exercisable or exercisable within sixty days.

(2)  The  amounts  of Common Stock and stock options beneficially owned  are  reported  on  the basis of  regulations  of  the
     Securities    and   Exchange   Commission   governing    the
     determination of beneficial ownership of securities.

(3)  Includes  500  shares  held  by  Mr.  Iannucci's  wife   and
     100 shares held by Mr. Iannucci as trustee for his grandson.

(4) These shares are held by JMR Investments, a Tennessee general partnership of which Mr. Rodgers' wife is a general partner and the majority owner.

     Except as otherwise noted above, the Company believes the beneficial holders listed above have sole voting and investment power regarding the shares of Common Stock shown as being beneficially owned by them.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Severance Agreements

      The Company has entered into severance agreements with each of Messrs. Crane, Iannucci, and Cuthbert, under which each is entitled to between 6 months and 12 months of salary continuation payments, as determined by the Board, in the event that he is terminated without "cause" or for disability, or resigns as a result of constructive termination. Under the terms of these agreements, as well as a similar severance agreement between the Company and Mr. Coffee, in the event that a person acquires more than 20% of the Company's outstanding voting securities, and within 24 months thereafter the executive is terminated without "cause" or for disability or the executive suffers a constructive termination, as defined in such agreements, the executive is entitled to a lump sum payment equal to 36 months of his then current salary.

Indemnification Agreements

      The Company's Certificate of Incorporation provides for the indemnification of the Company's officers and Directors to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL") in connection with services provided by such individuals to or on behalf of the Company. As permitted by the Certificate of Incorporation and the DGCL, the Company has entered into indemnification agreements with each of its executive officers and Directors that detail the procedures by which such individuals will be entitled to indemnification in the event they become involved in any proceeding in connection with such services.

Acquisition of First Re
      On February 9,1998, the Company entered into a stock purchase agreement with Dearborn to buy all of the issued and outstanding shares (the "Shares") of capital stock of certain subsidiaries of Dearborn, including First Re. In connection with the purchase of the Shares, the Company has agreed to elect, as soon as practicable following the acquisition of the Shares, John
K. Castle, the Chairman of Castle Harlan, Inc., or such other person nominated by Castle Harlan, Inc. and acceptable to the Board of Directors (the "Castle Harlan Nominee"), as a Class I Director of the Company to serve until the Annual Meeting of the Shareholders in 2000, at which time the Board of Directors shall recommend a Castle Harlan Nominee to the Shareholders of the Company for election as a Class I Director. At each subsequent Annual Meeting of Shareholders of the Company at which the term of the Castle Harlan Nominee is to expire or a vacancy caused by the cessation of service of the Castle Harlan Nominee is to be filled, the Board of Directors shall recommend a replacement Castle Harlan Nominee to Shareholders of the Company for election as a Class I Director and shall use all reasonable efforts to cause the election of such nominee to the Board of Directors. The foregoing arrangement is subject to termination in various circumstances outlined in an agreement between the Company, Dearborn and Castle Harlan Partners II, L.P., a shareholder of Dearborn. In a separate agreement with John A. Dore, the President and Chief Executive Officer of First Re, the Company has agreed to increase the number of Directors of the Company following the acquisition of the Shares from ten to eleven and to elect Mr. Dore to the Board of Directors of the Company.